DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

August 15, 2013

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA

Attention:	Mr. Jeffrey P. Riedler Assistant Director

Re:	Tekmira Pharmaceuticals Corporation Form 20-F Annual Report Filed March 27, 2013 File No. 001-34949

Dear Sirs and Mesdames:

On behalf of our client, Tekmira Pharmaceuticals Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, reference is made to the Staff’s letter to the Company, dated August 8, 2013 (the “Comment Letter”), in respect of the above noted filings.

In order to respond to the Comment Letter, it is necessary for the Company to first consult with certain of the counterparties to the agreements referenced in the comment contained in the Comment Letter.  Therefore, as a result of the time that it will take to make such consultations, the Company currently expects that it will be in a position to respond to the comment contained in the Comment Letter on or before September 6, 2013.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 630-5199.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	Ian Mortimer Tekmira Pharmaceuticals Corporation.